UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number: 000-20538

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ISLE OF CAPRI CASINOS, INC.

RETIREMENT TRUST AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ISLE OF CAPRI CASINOS, INC.

600 Emerson Road, Suite 300

St. Louis, Missouri 63141

ISLE OF CAPRI CASINOS, INC.

RETIREMENT TRUST AND SAVINGS PLAN

ISLE OF CAPRI CASINOS, INC.

RETIREMENT TRUST AND SAVINGS PLAN

Item 4.	FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan (the “Plan”) for the fiscal year ended December 31, 2006, together with the report of RubinBrown LLP, an independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974.

ISLE OF CAPRI CASINOS, INC.

RETIREMENT TRUST AND SAVINGS PLAN

Annex A

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Isle of Capri Casinos, Inc. Retirement

Trust and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP

St. Louis, Missouri

July 12, 2007

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Isle of Capri Casinos, Inc. Retirement

Trust and Savings Plan

Biloxi, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Piltz, Williams, LaRosa & Company
Certified Public Accountants

Biloxi, Mississippi
July 11, 2006

Page 3 - 1

Isle of Capri Casinos, Inc. Retirement

Trust and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments
Cash	$72,339	$—
Participant-directed investment accounts	50,463,888	52,553,908
Participant loans	3,190,718	4,370,343

Total investments	53,726,945	56,924,251

Receivables
Employer contribution	1,460,162	2,199,508
Participants’ contributions	593,717	801,621
Accrued interest	—	22,022
Accrued dividends	—	9,349

Total receivables	2,053,879	3,032,500

Total assets	55,780,824	59,956,751
Liabilities
Accrued expenses	21,484	14,625

Net assets available for benefits	$55,759,340	$59,942,126

See Notes to Financial Statements

Isle of Capri Casinos, Inc. Retirement

Trust and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2006	2005
Additions to net assets
Investment income:
Net appreciation in fair value of investments	$5,829,162	$1,294,782
Interest & Dividends	756,272	1,871,107

Total investment income	6,585,434	3,165,889

Contributions:
Employer’s	1,653,042	2,200,518
Participants’	7,694,050	8,985,787
Participants’ rollovers	375,439	167,740

Total contributions	9,722,531	11,354,045

Total additions	16,307,965	14,519,934
Deductions from net assets
Distributions paid to participants	20,364,417	8,378,403
Other expenses	126,334	189,620

Total deductions	20,490,751	8,568,023
Net increase (decrease) in Plan assets	(4,182,786)	5,951,911
Net assets available for benefits, beginning of year	59,942,126	53,990,215

Net assets available for benefits, end of year	$55,759,340	$59,942,126

See Notes to Financial Statements

Isle of Capri Casinos, Inc. Retirement

Trust and Savings Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering the employees of Isle of Capri Casinos, Inc. and its subsidiaries who are age 21 or older and have completed one year of service as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and participants’ accounts - Each participant’s account is credited with the participant’s elective deferral contribution up to 15% of their salary not to exceed the limits under Internal Revenue Code Section 402(g), an employer matching contribution equal to 25% of the participant’s elective deferral contribution, rollover contributions, transfers from other plans, voluntary contributions, employer vacation contributions, and an allocation of (a) employer’s qualified nonelective contributions, if made; (b) employer’s discretionary contributions, if made; (c) Plan earnings; and (d) forfeitures of terminated participants’ nonvested accounts. Allocations are based on compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their elective deferral contributions, rollover contributions, transfers in from other plans, voluntary contributions, qualified nonelective employer contributions, employer matching contributions, employer vacation contributions, and actual earnings thereon. Participants are vested in discretionary employer contributions, including forfeitures, if any, after the completion of seven years of service or earlier attainment of the normal retirement age or death while employed by the employer.

Payment of benefits - Upon termination of service, or at normal retirement age, participants can receive a lump sum amount equal to the vested portion of their account. Participants may request to receive installment payments instead of the normal lump sum distribution. Benefits are recorded when paid.

Participant loans receivable - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Interest rates range from 5% to 10.5%. Principal and interest is paid ratably through monthly payroll deductions.

Isle of Capri Casinos, Inc. Retirement

Trust and Savings Plan

Notes to Financial Statements

(Continued)

2.	Summary of Accounting Policies

Basis of accounting - The financial statements of the Plan are prepared using the accrual basis of accounting.

Investment valuation and income recognition - The Plan’s investments are stated at fair value and represent the Plan’s share of the market value of fund holdings or are based on quoted market prices. Loans to participants, which are subject to various interest rates, are carried at cost (original loan less repayments), which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of withdrawals - Withdrawals are recorded when paid.

Forfeited Accounts - These accounts will be reallocated to participants in the same manner as employer contributions. At December 31, 2006 and 2005, there were no forfeited nonvested accounts.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Administrative expenses - Legal and audit expenses are paid by the Plan Sponsor and other administrative expenses are paid by the Plan.

Risks and uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Participants’ Investments Held by ABN AMRO Trust Services Company and Principal Financial Group.

During the year ended December 31, 2005, ABN AMRO Trust Services Company was acquired by the Principal Financial Group. The investments, held by ABN AMRO Trust Services Company, were transferred to Principal Financial Group during the blackout period of February 17-20, 2006.

Isle of Capri Casinos, Inc. Retirement

Trust and Savings Plan

Notes to Financial Statements

(Continued)

3.	Participants’ Investments Held by ABN AMRO Trust Services Company and Principal Financial Group (Continued)

Upon investment in the Plan, participants may direct both employer and employee contributions into any of the funds listed below. Principal Financial Group (Principal), (formerly ABN AMRO Trust Services Company), holds the Plan’s investments and executes transactions therein. Financial information relating to the Plan’s assets is included in the financial statements and is based on information provided by Principal. This information is summarized below:

	December 31,
	2006		2005
Participant directed investments accounts
Held by ABN AMRO Trust Services Company:
Collective trust fund:
ABN AMRO Income Plus Fund	*$	13,296,830	$15,768,375
Registered investment companies (mutual funds):
PIMCO Real Return A		*2,885,821	3,209,914
Aston/Montag & Caldwell Growth Fund		*4,637,709	4,966,953
AXA Enterprise Small Company Value Portfolio		*5,129,050	4,885,798
American Funds EuroPacific Growth Fund		*6,224,386	5,918,381
American Funds Income Fund of America		*6,127,578	5,794,761
MFS Value Fund		*8,576,133	8,658,914
Columbia Acorn Fund		2,185,775	1,678,049
Isle of Capri Casinos Stock Fund		1,400,606	1,672,763

Totals		$50,463,888	$52,553,908

* Investment represents 5% or more of net assets available for benefits at December 31, 2006.

During the years ended December 31, 2006 and 2005, the Plan’s investments appreciated (depreciated) in value as follows:

	December 31,
	2006	2005
ABN AMRO Income Plus Fund	$641,022	$588,813
ABN AMRO Bond Fund	—	(5,016)
PIMCO Real Return A	(93,652)	(100,551)
Aston/Montag & Caldwell Growth Fund	338,717	245,587
AXA Enterprise Small Company Value Portfolio	999,651	(51,549)
American Funds EuroPacific Growth Fund	1,128,454	758,674
American Funds Income Fund of America	888,701	(141,560)
MFS Value Fund	1,531,955	7,501
Columbia Acorn Fund	258,860	89,186
Isle of Capri Casinos Stock Fund	135,454	(96,303)

Total	$5,829,162	$1,294,782

Isle of Capri Casinos, Inc. Retirement

Trust and Savings Plan

Notes to Financial Statements

(Continued)

4.	Related Parties

Certain Plan investments are shares of collective trust funds managed by ABN AMRO Asset Management. ABN AMRO Trust Services Company, an affiliate of ABN AMRO Asset Management, served as Trustee of the Plan until February 17, 2006. The payment by the Plan of compensation with respect to both services, as Trustee and as an investment company, is exempt from the party-in-interest prohibitions under Internal Revenue Service Code Section 4975(d)(2) because the services are necessary for the establishment and operation of the Plan. Fees paid to ABN AMRO Trust Services Company for the years ended December 31, 2006 and 2005 totaled $5,584 and $189,620, respectively.

Common stock of Isle of Capri Casinos, Inc., the Plan Sponsor, is held in the Isle of Capri Casinos Stock Fund, a unitized fund available as one of the investment options within the Plan. The shares of the Plan Sponsor in the unitized fund held by the Plan as of December 31, 2006 and 2005 had a market value of $1,400,606 and $1,672,704, respectively. The Plan purchased $453,948 and sold $792,564 of the Plan Sponsor’s common stock during the year ended December 31, 2006. The Plan purchased $92,770 and sold $40,114 of the Plan Sponsor’s common stock during the year ended December 31, 2005.

Certain participant contribution’s deposited by the Company did not comply with the Department of Labor’s regulations concerning the timely remittance of participant and employer contributions. These amounts constitute non-exempt party-in-interest transactions. The Plan Sponsor is calculating the lost earnings related to the non-timely remittance and is in the process of restoring all lost profit.

5.	Plan Amendment

On March 28, 2005, the Plan was amended to state that in the event of a mandatory distribution greater than $1,000, if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution directly, then the Administrator shall pay the distribution in a direct rollover to an individual retirement plan designated by the Administrator.

Isle of Capri Casinos, Inc. Retirement

Trust and Savings Plan

Notes to Financial Statements

(Continued)

6.	Income Tax Status

The Plan obtained its latest determination letter on February 11, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

Report Of Independent Registered Public

Accounting Firm On Supplementary Information

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and delinquent contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP

St. Louis, Missouri

July 12, 2007

Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan

Form 5500

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN 41-1659606 - PN 001

December 31, 2006

Identity of Issue	Description of Investment	Current Value
* ABN AMRO Income Plus Fund	Collective Trust Fund - 2,166,031 shares	$13,296,830
Aston/Montag & Caldwell Growth Fund	Mutual Fund - 181,942 shares	4,637,709
PIMCO Real Return A	Mutual Fund - 270,969 shares	2,885,821
American Funds EuroPacific Growth Fund	Mutual Fund - 133,685 shares	6,224,386
American Funds Income Fund of America	Mutual Fund - 300,962 shares	6,127,578
AXA Enterprise Small Company Value Portfolio	Mutual Fund - 413,967 shares	5,129,050
MFS Value Fund	Mutual Fund - 320,364 shares	8,576,133
Bankers Trust	Interest Bearing Cash	72,339
Columbia Acorn Fund	Mutual Fund - 75,319 shares	2,185,775
* Isle of Capri Casinos Stock Fund	Unitized Stock Fund - 39,431 shares	1,400,606
Participant Loans	Interest rates range from 5.00% - 10.5%	3,190,718
		$53,726,945

*	Represents a party-in-interest

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.

See the accompanying report of independent registered public accounting firm on supplementary information.

Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan

EIN: #41-1659606        PLAN: 001

Schedule Of Delinquent Contributions

December 31, 2006

Participant Contributions Transferred Late To Plan	Total That Constitute Nonexempt Prohibited Transactions
$1,312,554	$1,312,554

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4a.

See the accompanying report of independent registered public accounting firm on supplementary information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

ISLE OF CAPRI CASINOS, INC.
RETIREMENT TRUST AND SAVINGS PLAN

Date:	July 16, 2007	By:	/s/ Robert Boone
Robert Boone
Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of RubinBrown, LLP, Independent Registered Public Accounting Firm

23.2	Consent of Piltz, Williams, LaRosa & Company, Independent Registered Public Accounting Firm